June 30, 2009

Mr. Chris White

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cabot Oil & Gas Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

File No. 001-10447

Dear Mr. White:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 8, 2009 regarding our 2008 Form 10-K. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. With respect to the Staff’s comments, we would propose to revise our future filings under the Securities Exchange Act of 1934 as indicated below.

Note 7. Commitments and Contingencies

Settlement of Dispute, page 86

1.	We note your disclosure of a settlement of a dispute with a third party in December 2008, and your recording of a gain of $51.9 million, comprised of $20.2 million in cash paid by the third party and $31.7 million related to the fair value of unproved property rights received. Please expand your disclosure to provide more detail regarding the nature of the dispute, the terms of the settlement and your accounting for this settlement, including the tax effect. It appears that expanded disclosure should also be provided in your MD&A.

Response: The settlement agreement with respect to the matter contains a restrictive confidentiality provision. We note for the Staff that we received minimal inquiries from the investment community related to the nature of this one-time event. We propose to expand our disclosure related to the settlement in the Commitments and Contingencies Note to the Consolidated Financial Statements and in Management’s Discussion and Analysis in future filings for the applicable periods as follows:

“In December 2008, the Company settled a dispute with a third party resulting in the Company recording a gain of $51.9 million (approximately $32.5 million after-tax). The dispute involved the propriety of possession of the Company’s intellectual property by a third party. The settlement was comprised of $20.2 million in cash paid by the third party to the Company and $31.7 million related to the fair value of unproved property rights transferred by the third party to the Company. The fair market value of the unproved property rights was determined based on observable market costs and conditions over a recent time period. Values were pro-rated by property based on the primary term remaining on the properties.”

Engineering Comments:

Business, page 2

Overview, page 2

2.	We note that a number of your major properties such as the Sissonville, Pineville, Logan-Hogan-Dingess, Big Creek, Hernshaw-Bull Creek, Huff Creek in West Virginia, Dimock in Pennsylvania, and Brachfield Southeast in East Texas have reserve lives which appear to be longer than industry norms. In the case of Dimock, the reserve life exceeds 110 years. For each property listed please provide us with the following:

•	the amount of proved undeveloped reserves;

•	the amount of proved undeveloped reserved you developed into proved developed in each of the last three years;

•	the amount of reserves you plan to develop in 2009, 2010 and 2011;

•	the year the reserves were first booked as proved;

•	the reason why you are drilling less than a third of the number of wells you drilled last year in the East region even though it has a reserve life of almost 35 years.

Response: Pursuant to Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, we are supplementally furnishing to the hard copy of this letter a table setting forth the information requested in the first four bullet points above. We hereby request that such table be returned to us upon completion of your review, and that pending its return it be withheld from release as it contains competitively sensitive, proprietary business information of Cabot.

Our drilling program for 2009 has been reduced from our 2008 drilling program for the following reasons:

•

The overall decline in natural gas prices and, to a lesser extent, oil prices has reduced our expected cash flows for 2009. As disclosed in our 2008 Form 10-K (pages 3 and 30), we attempt to budget our capital program within cash on hand and expected cash flow, excluding proved property acquisitions.

•

Our capital program in the East region will be focused in Susquehanna County, Pennsylvania in 2009. The drilling program in the East region for 2009 approximates the 2008 drilling program. At least half of the wells to be drilled in this area will be horizontal wells with a cost of six to eight times more than our conventional shallow vertical wells drilled in West Virginia. We feel that this is a more effective use of our capital.

Reserves, page 9

3.	Explain your statement that your “reserves are sensitive to natural gas and crude oil sales prices and their effect on economic producing rates. Our reserves are based on oil and gas index prices in effect on the last day of December 2008.” Address your sensitivity to price changes.

Response: We propose that in future 10-K filings we will rephrase the disclosure to read as follows:

“Our reserves are sensitive to natural gas and crude oil sales prices and their effect on the economic productive life of producing properties. Our reserves are based on oil and gas index prices in effect on the last day of December 2008. Increases in commodity prices may result in a longer economic productive life of a property or result in more economically viable proved undeveloped reserves to be recognized. Decreases in prices may result in negative impacts of this nature.”

Pursuant to the new oil and gas disclosures for oil and gas producers contained in Regulations S-K and S-X effective January 1, 2010, the disclosure regarding the sensitivity that oil and gas reserves have to price fluctuations is optional. Management currently believes that we will not provide the optional sensitivity analysis when the new disclosure requirements become effective.

Capital and Exploration Expenditures, page 34

4.	You indicate that you will spend $475 million in development capital in 2009 compared to $1.4 billion in 2008. We note that the projected amount is less than you spent in 2006 when you reported 384 BCFe of proved undeveloped reserves as compared to almost 600 BCFe of proved undeveloped reserves at the end of 2008. With a view towards disclosure, please tell us how many proved undeveloped reserves you will develop in 2009 as compared to how much you could develop if your 2009 budget were more in line with that spent in 2008.

Response: If our 2009 capital program were consistent with our 2008 capital program (excluding the east Texas acquisition), we could substantially increase the development of proved undeveloped reserves. Included in the 2008 capital program of approximately $1.4 billion was $606 million related to the acquisition of east Texas proved properties in our Gulf Coast region. This acquisition was financed by the issuance of new offerings of debt and equity. In management’s judgment, it would not be appropriate to assume that the Company would raise capital in this manner to execute an increase in the drilling program. With that understanding, the capital program in 2008 (excluding the east Texas acquisition) was approximately $840 million, as compared with approximately $475 million for 2009. As noted in response to comment 2, we attempt to budget our capital program within cash on hand and expected cash flow, excluding proved property acquisitions. As a result of our reduced 2009 capital program, our reserve report estimates the development of 71 Bcfe of proved undeveloped reserves in 2009. This compares to the development of 93.5 Bcfe of proved undeveloped reserves in 2008. If management believed sufficient cash flow were available to support a level of spending consistent with the 2008 program, it would evaluate the alternatives for the use of that cash. The alternatives may include, in addition to the expansion of the capital program, the acquisition of proved properties, repayment of debt, repurchase of common stock and contributions to the pension plan.

Oil and Natural Gas Reserves, page 105

5.	Please tell us how much oil and natural gas you were projected to produce in 2008 from the total proved reserves case of your 2007 reserve report. Please reconcile any major differences between the forecasted amount and the actual amounts produced in 2008. Please provide sufficient explanations for those differences.

Response: In our 2007 reserve report, we forecasted that we would produce 86,735 Mmcf of natural gas and 788 Mbbl of oil, resulting in equivalent production of 91.5 Bcfe. Our actual production from total reserves that we reported in our 2008 10-K was 90,425 Mmcf of natural gas and 794 Mbbl of oil, resulting in equivalent production of 95.2 Bcfe. Actual production was 3.7 Bcfe higher than forecasted primarily due to the east Texas properties acquisition in the Gulf Coast region, which was completed in August 2008 and provided 2008 production of 4.0 Bcfe.

6.	Please tell us how much of your revisions of oil, and natural gas in 2008 were due to price changes and how much were due to performance changes.

Response: In our 2008 10-K, we reported a negative reserve revision of 57.3 Bcfe. Approximately 95% of this revision (54.3 Bcfe) was associated with pricing changes, and the remaining 3.0 Bcfe (0.1% of our total proved reserves) was the result of performance changes.

* * * * *

Cabot hereby acknowledges that:

•	Cabot is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cabot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By copy of this memorandum, we are requesting that the Freedom of Information Act officer accord confidential treatment under the Commission’s rules to the table furnished supplementally with the hard copy of this letter.

If you have any questions or require additional information, you may contact Henry C. Smyth at (281) 589-4848 or the undersigned at (281) 589-4993.

Sincerely,

/s/ Scott C. Schroeder
Scott C. Schroeder
Principal Financial Officer
Vice President and Chief Financial Officer

Cc:	Office of Freedom of Information and Privacy Operations

Mr. Bob Carroll, United States Securities and Exchange Commission

Ms. Sandy Eisen, United States Securities and Exchange Commission

Mr. James Murphy, United States Securities and Exchange Commission

Mr. Henry C. Smyth, Cabot Oil & Gas Corporation

Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts L.L.P.

Mr. Chuck Chang, PricewaterhouseCoopers LLP